STATEMENT OF INVESTMENTS
Dreyfus Basic US Mortgage Securities Fund
March 31, 2008 (Unaudited)

Bonds and Notes--107.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--6.3%				
Capital Auto Receivables Asset				
Trust, Ser. 2006-2, Cl. A3A	4.98	5/15/11	700,000	708,100
Capital Auto Receivables Asset				
Trust, Ser. 2006-1, Cl. A3	5.03	10/15/09	613,644	616,762
Daimler Chrysler Auto Trust,				
Ser. 2006-A, Cl. A3	5.00	5/8/10	744,705	750,310
Ford Credit Auto Owner Trust,				
Ser. 2005-A, Cl. B	3.88	1/15/10	250,000	250,391
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. A4	4.38	1/15/10	722,109	722,876
Ford Credit Auto Owner Trust,				
Ser. 2006-A, Cl. A3	5.05	3/15/10	170,298	171,535
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. A2A	5.42	4/15/10	962,661	971,948
Honda Auto Receivables Owner				
Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	396,636	396,923
USAA Auto Owner Trust,				
Ser. 2005-4, Cl. A3,	4.83	4/15/10	378,177	379,983
USAA Auto Owner Trust,				
Ser. 2006-3, Cl. A3	5.36	2/15/11	169,389	171,359
USAA Auto Owner Trust,				
Ser. 2007-1, Cl. A2	5.40	4/15/10	136,897	138,070
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. C	3.60	2/17/12	182,245	182,020
WFS Financial Owner Trust,				
Ser. 2005-3, Cl. A3A	4.25	6/17/10	315,452	316,349
				5,776,626
Asset-Backed Ctfs./Credit Cards--.8%				
MBNA Credit Card Master Note				
Trust, Ser. 2003-A9, Cl. A9	2.95	2/15/11	750,000 a	**747,936**
Asset-Backed Ctfs./Home Equity Loans--3.2%				
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	802,040 a	801,768
Citigroup Mortgage Loan Trust,				
Ser. 2007-AHL1, Cl. A2A	2.64	12/25/36	347,394 a	326,652
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M5	6.92	9/25/37	125,000	27,007
Equivantage Home Equity Loan				
Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	399,048	357,167
JP Morgan Mortgage Acquisition,				
Ser. 2007-HE1, Cl. AF1	2.70	4/1/37	815,822 a	781,653
JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 a	151,485
Morgan Stanley ABS Capital I,				
Ser. 2007-HE2, Cl. A2A	2.64	1/25/37	524,438 a	503,436
				2,949,168
Commercial Mortgage Pass-Through Ctfs.--.7%				
Bayview Commercial Asset Trust,				

Ser. 2006-SP2, Cl. A	2.88	1/25/37	394,059 a,b	317,266
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. F	3.56	3/6/20	325,000 a,b	288,845
				606,111
Residential Mortgage Pass-Through Ctfs.--4.8%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31, Cl. 2A1	5.50	1/25/36	166,356 a	162,379
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2002-19, Cl. B1	5.97	11/25/32	464,797 a	442,240
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	1,100,871	1,074,807
GMAC Mortgage Corp. Loan Trust,				
Ser. 2004-J1, Cl. M3	5.50	4/25/34	758,018	429,501
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	6.56	12/25/34	351,696 a	331,664
J.P. Morgan Alternative Loan				
Trust, Ser. 2007-A1, Cl. 1A2A	2.66	3/25/37	579,927 a	518,542
JP Morgan Mortgage Trust,				
Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	485,695 a	458,847
JP Morgan Mortgage Trust,				
Ser. 2005-A7 Cl. 1A2	4.98	10/25/35	275,000 a	258,747
JP Morgan Mortgage Trust,				
Ser. 2007-A1, Cl. 3A1	5.01	7/25/35	430,260 a	428,903
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 a	275,570
				4,381,200
U.S. Government Agencies/Mortgage-Backed--90.5%				
Federal Home Loan Mortgage Corp.:				
6.00%, 8/1/22			465,524	479,257
Stripped Security, Interest				
Only Class, Ser. 1987,				
Cl. PI, 7.00%, 9/15/12			23,033 c	2,075
Federal National Mortgage Association:				
6.00%			780,000 d	802,791
6.50%			2,735,000 d	2,832,861
5.00%, 1/1/18 - 4/1/20			1,753,514	1,775,057
6.00%, 7/1/22 - 9/1/22			946,479	975,007
Government National Mortgage Association I:				
5.50%			2,415,000 d	2,462,167
6.00%			9,080,000 d	9,370,841
6.50%			5,405,000 d	5,618,665
5.00%, 5/15/33 - 10/15/35			6,918,049	6,930,469
5.50%, 6/15/20 - 10/15/35			16,942,959	17,316,280
6.00%, 10/15/19 - 8/15/37			5,567,856	5,758,619
6.50%, 10/15/10 - 10/15/37			1,794,721	1,867,976
7.00%, 1/15/24 - 2/15/24			59,442	63,678
7.50%, 12/15/23			7,765	8,370
8.00%, 9/15/08 - 12/15/22			163,182	178,455
8.50%, 1/15/20 - 3/15/22			26,413	29,153
9.00%, 11/15/19 - 11/15/22			10,442	11,475
9.50%, 9/15/19 - 10/15/20			7,687	8,594
Ser. 2005-34, Cl. A, 3.96%,				
9/16/21			367,527	368,233
Ser. 2005-29, Cl. A, 4.02%,				

7/16/27	488,838	491,424
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	1,059,673	1,063,373
Ser. 2006-6, Cl. A, 4.05%,		
10/16/23	575,276	577,131
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	386,062	389,344
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	561,016	566,268
Ser. 2004-39, Cl. LC,		
5.50%, 12/20/29	2,904,000	2,945,129
Government National Mortgage Association II:		
5.00%, 9/20/33 - 7/20/35	3,605,757	3,596,698
5.50%, 1/20/34 - 1/20/36	5,084,045	5,185,088
5.63%, 7/20/30 - 8/20/30	69,938 a	70,391
6.00%, 6/20/35 - 4/20/36	9,769,495	10,090,615
6.38%, 4/20/30	120,713 a	123,388
6.50%, 6/20/31 - 7/20/31	326,616	341,650
7.00%, 12/20/27 - 8/20/31	558,580	596,767
9.00%, 1/20/20 - 7/20/25	20,333	22,332
9.50%, 9/20/21 - 12/20/21	8,976	10,431
		82,930,052
U.S. Treasury Notes--1.1%		
3.50%, 8/15/09	169,000 e,f	173,555
4.50%, 2/28/11	115,000 f	123,957
4.63%, 7/31/12	655,000 f	716,202
		1,013,714
Total Bonds and Notes		
(cost $98,595,097)		**98,404,807**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @2.50		
(cost $19,813)	5,300,000	**18,825**

Short-Term Investments--14.2%	Principal Amount ($)	Value ($)
U.S. Government Agencies		
Federal Home Loan Bank,		
1.75%, 4/21/08	2,000,000	1,998,056
Federal Home Loan Bank,		
1.83%, 5/19/08	5,000,000	4,987,800
Federal Home Loan Bank,		
2.25%, 4/11/08	1,000,000	999,375
Federal National Mortgage		
Association, 2.47%, 4/14/08	5,000,000	4,995,533
Total Short-Term Investments		
(cost $12,980,764)		**12,980,764**

Other Investment--.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $706,000)	706,000 g	**706,000**
Investment of Cash Collateral for		

Securities Loaned--.9%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $865,104)	865,104 g	**865,104**
Total Investments (cost $113,166,778)	**123.3%**	**112,975,500**
Liabilities, Less Cash and Receivables	**(23.3%)**	**(21,341,576)**
Net Assets	**100.0%**	**91,633,924**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these
    securities amounted to $606,111 or 0.7% of net assets.

c   Notional face amount shown.

d   Purchased on a forward commitment basis.

e   All or partially held by a broker as collateral for open financial futures positions.

f   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities
    on loan is $844,267 and the total market value of the collateral held by the fund is $865,104.

g   Investment in affiliated money market mutual fund.

STATEMENT OF FINANCIAL FUTURES
March 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	99	21,250,969	June 2008	49,531
U.S. Treasury 5 Year Notes	61	6,968,297	June 2008	111,516
U.S. Treasury 30 Year Bonds	3	356,391	June 2008	7,336
Financial Futures Short				
U.S. Treasury 10 Year Notes	65	(7,731,953)	June 2008	(287,469)
				(119,086)

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $113,166,778. Net unrealized
depreciation on investments was $191,278 of which $973,410 related to appreciated investment securities and
$1,164,688 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	1,571,104	(119,086)
Level 2 - Other Significant Observable Inputs	111,404,396	0
Level 3 - Significant Unobservable Inputs	0	0
Total	112,975,500	(119,086)

* Other financial instruments include futures, forwards and swap contracts.